UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 80995 / June 21, 2017

ADMINISTRATIVE PROCEEDING
File No. 3-17999

In the Matter of **A.C. Simmonds and Sons, Inc.,** **Joshua Gold Resources, Inc.** **(f/k/a Enhanced Energy Solutions, Inc.),** **Game Plan Holdings, Inc., and** **HashingSpace Corp.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO JOSHUA GOLD RESOURCES, INC. (F/K/A ENHANCED ENERGY SOLUTIONS, INC.)**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Joshua Gold Resources, Inc. (f/k/a Enhanced Energy Solutions, Inc.) ("Joshua Gold" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 24, 2017, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Joshua Gold Resources, Inc. (f/k/a Enhanced Energy Solutions, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

1.   Joshua Gold (CIK No. 1475430) is a Nevada corporation located in Oakville, Ontario, Canada. At all times relevant to this proceeding, the securities of Joshua Gold have been registered under Exchange Act Section 12(g). As of May 17, 2017, the company's stock (symbol "JSHG") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc. ("OTC Link"), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.   Joshua Gold failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2013.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of June 22, 2017.

For the Commission, by its Secretary, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.